SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          EMPYREAN COMMUNICATIONS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

 ................................................................................
                                   29245C 20 7
                                 (CUSIP Number)

                             VNet Investment Company
                    c/o Thomas C. Skippon, Executive Director
                           12115 N. I-35 Service Road,
                          Oklahoma City, Oklahoma 73131
                                  604-921-2515

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 March 8, 2001.
             (Date of Event which Requires Filing of this Statement)

(1) Names of Reporting Persons:                      VNet Investment Company
    I. R. S. Identification Nos. of Above Persons:   U.S. TIN:   98-0222197

(2) Check the Appropriate Box if a Member of a Group:

(a) Not applicable

(b) Not applicable

(3) SEC Use Only .................................

(4) Source of Funds:  OO - exchange of shares

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

(6) Citizenship or Place of Organization:  U.S. - Oklahoma City, Oklahoma.

Number of                 (7)  Sole Voting Power:  5,625,000 Common Shares
Shares
Beneficially              (8)  Shared Voting Power:  None
Owned by
Each                      (9)  Sole Dispositive Power:  5,625,000 Common Shares
Reporting
Person                   (10)  Shared Dispositive Power:  None


(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 5,625,000 Common Shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: Not applicable

(13) Percent of Class Represented by Amount in Row (11): 89.28%

(14) Type of Reporting Person: OO - U.S. Business Organization

                          Item 1. Security and Issuer.

The reporting person has acquired 5,625,000 common shares of Empyrean Communications, Inc. in a reverse merger transaction.

                        Item 2. Identity and Background.

(a)  Name: VNet Investment Company a U.S. Business Organization.

(b) Business address: VNet Investment Company, 12115 N. I-35 Service Road, Oklahoma City, Oklahoma 73131

(c)  Principal business: Investment

(d) During the last five years, neither the reporting person nor any director or officer thereof, has been convicted in a criminal proceeding.

(e) During the last five years, neither the reporting person nor any of its directors or officers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship:  The reporting person is a U.S. business organization.


           Item 3. Source and Amount of Funds or Other Consideration.

The shares were acquired as a result of a merger transaction dated March 8, 2001 and a subsequent reduction of debt due to VNet Investment Company under a contract with the Issuer.

                         Item 4. Purpose of Transaction.

The primary purpose of the transaction is investment, and the reporting person does not expect to materially change the business of the issuer.


                  Item 5. Interest in Securities of the Issuer.

(a) The shares acquired by the reporting person as a result of this transaction represent 89.28% of the common shares of the issuer now outstanding., as disclosed in the issuer's report on Form 10-QSB for the quarter ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission.

(b) The reporting person has the sole power to vote and the sole power to dispose of the shares.

(c) The reporting person has not entered into any other transactions in the issuer's common stock during the past sixty days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

(e)  Not applicable.

        Item 6. Contracts, Arrangements, Understandings or Relationships
                    With Respect to Securities of the Issuer.

On November 29, 2001, VNet Investment Company pledged 5,000,000 of the Issuer's common stock to Prime Domain International, SA for a bridge loan and subsequently for purchase and sale. However, no consideration was ever received by VNet and the transaction was subsequently cancelled by VNet. Numerous requests have been made for the return of the stock and at this time Prime Domain International, SA has not returned the said securities.

The reporting person does not have or know of any other contracts, arrangements, understandings or relationships (legal or otherwise) with or among the persons named in Item 2 and between such persons and any person with reference to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.


                    Item 7. Material to be Filed as Exhibits.

None.


Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 2002.
VNet Investment Company


By:  /s/  Thomas C. Skippon - Executive Director

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U. S. C. 1001).